Mail Stop 0510

      May 13, 2005

Via U.S. mail and facsimile

Mr. Samuel F. Thomas
President and Chief Executive Officer, Chart Industries, Inc.
One Infinity Corporate Centre Drive, Suite 300
Garfield Heights, OH  44125

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-11442


Dear Mr. Thomas:

      We have completed our review of your Form 10-K and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 942-1860 or Jeanne Baker, Assistant Chief Accountant, at
(202)
942-1835 or in their absence, to the undersigned at (202) 942-
1798.

							Sincerely,


							John Hartz
							Senior Assistant Chief
Accountant
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE